UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

POLICY FOR APPOINTMENT OF MEMBERS OF THE ADMINISTRATIVE BOARD	3
1. Purpose	3
2. Appointment Principles and Rules	3
3. Procedures for Appointment	4
4. Term and Revision	4
Revision control	5

Title

Sub-title	linx.com.br	2/6

POLICY FOR APPOINTMENT OF MEMBERS OF THE ADMINISTRATIVE BOARD

1.  Purpose

The present Policy for Appointment of Members of the Administrative Board (“Policy”) aims to establish minimum requirements for the appointment of members the Administrative Board of Linx S.A. (“Linx” or “Company”), zealing for the best corporate governance practices, in such a manner as to ensure that the appointment of directors is in line with the laws, rules and regulations governing the matter.

2.  Appointment Principles and Rules

The Administrative Board is a collegiate body, whose performance depends on respecting and understanding the characteristics of each of its members, without implying the absence of idea discussion.

The functioning of the Administrative Board and the appointment of its members shall comply with the provisions of the Company's Bylaws, the Administrative Board rules, the Company's Code of Conduct, as well as current legislation, in order to reflect and consolidate the existing structures to protect the interests of shareholders and of the market.

Highly qualified professionals, with outstanding experience (technical, professional, academic, among others) and aligned with Linx's values and culture, in addition to the ethical and behavioral aspects provided for in the Company's Code of Conduct, shall be appointed to the Administrative Board.

The appointment process must also consider, among other aspects, criteria such as: immaculate reputation, time availability for the exercise of the position, complementarity of competences and, whenever possible, diversity, to enable the Company to benefit from the plurality of arguments and a decision making process with greater quality and safety.

The appointment of members to the Administrative Board shall also comply with the requirements set forth in Law 6.404 of December 15th, 1976, as amended (“Brazilian Corporate Law”), in the regulations of the Brazilian Securities Commission, including but not limited to CVM Instruction No. 367 of May 29th, 2002 ("CVM Instruction 367") and Decree Law No. 2.848 of December 7th, 1940, as amended (“Criminal Code”).

Such criteria include: (i) not being prevented by a special law, or convicted for a crime of bankruptcy, of prevarication, graft or bribery, concussion, embezzlement, against the popular economy, public faith or property, or the criminal penalty which prohibits, albeit temporarily, access to public office, (ii) not occupying positions in companies which may be considered competitors in the market, in particular, in advisory, administrative or supervisory boards, except when exempted from the general meeting, (iii) not having any conflicting interests with the company, except at the general meeting, and (iv) not having been sentenced to suspension or temporary disqualification imposed by the Brazilian Securities Commission, which makes him/her ineligible for the positions of publicly-held directors.

The proposal for reelection of the members of the Administrative Board must take into account their performance during the period and their experience.

It is advisable that the Administrative Board is composed of professionals with experience in diversified themes.

3.  Procedures for Appointment

The Company’s Board of Directors shall be composed of at least five (5) and at most eleven (11) members elected by the General Meeting.

From the total members of the Company's Administrative Board, at least two (2) members, or the equivalent to twenty percent (20%), whichever is greater, shall be Independent Directors, pursuant to B3's Novo Mercado Rules, and thus expressly stated in the minutes of the General Meeting electing them.

For the calculation of vacancies for independent members, all members who are deemed fit in accordance with current legislation, regardless of their appointment by controlling shareholders or minority shareholders, shall be considered.

Pursuant to article 3 of CVM Instruction 367, the shareholder who submits the appointment of a member of the Administrative Board shall promptly present: (i) a copy of the statement on legal status for performance of duties, pursuant to CVM Instruction 367, or declare to have obtained from the appointed person the information that he/she is in a position to sign such instrument, indicating any caveats; and (ii) resume of the appointed person, containing at least his/her qualification, professional experience, educational background, main professional activity at the moment and indication of what positions he/she holds on administrative, supervisory or advisory boards in other companies, as well as the fulfillment to the item requirements.

4.  Term and Revision

This Policy for Appointment of Members of the Administrative Board was approved by Linx’s Administrative Board at a meeting held on November 12th, 2018, and comes into effect as of the date of its publication, and its revision will occur at every two (2) years, counted from the date of its effective approval or at any time at the Company’s discretion.

Revision control

Name/Position	Description	Signature
Pedro Holmes Monteiro Moreira Finance Vice-President and Investor Relations Director	Elaboration
Ana Paula Frigo Corporate Lawyer and Governance Secretary	Elaboration/ Revision
Mara Regina de Almeida Vitta Legal Director	Revision
Alberto Menache CEO	Revision
Audit Committee	Revision
Administrative Board	Revision

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2019

Linx S.A.

By: /s/ Alexandre Kelemen

Name: Alexandre Kelemen

Title: Investor Relations Officer